Exhibit 99.161

Consent of Independent Accounting Firm

The Board of Directors

Torque Esports Corp.

We consent to the use in this Registration Statement on Form 40-F of:

-	our report, dated December 31, 2017, on the financial statements of Eden Games S.A., which comprise the statement of financial position as at December 31, 2017, and the statement of comprehensive income, statement of changes in equity and statement of cash flow for the year then ended, and a summary of significant accounting policies and other explanatory information;

which is included in this Registration Statement on Form 40-F being filed by Torque Esports Corp. with the United States Securities and Exchange Commission.

Villeurbanne, France
July 14, 2020

/s/ P. GALOFARO